Exhibit 99.1

August 24, 2017

FRUTAROM BOUGHT A 9.2% STAKE FROM PAULSON,
ENZYMOTEC’S LARGEST SHAREHOLDER,

TO REACH A 19.1% STAKE IN ENZYMOTEC

ANNOUNCES ITS INTENTION TO MAKE A FULL TENDER OFFER
TO ACQUIRE THE REMAINING SHARES OF ENZYMOTEC

PAULSON AGREED TO SUPPORT THE TENDER OFFER AND SELL IN
THAT FRAMEWORK ITS REMAINING 9.2% STAKE IN ENZYMOTEC

Herzliya, Israel

Frutarom Industries Ltd. (“Frutarom” or “the Company”), one of the world’s 10 largest companies in the field of flavors and natural specialty fine ingredients, announces that it has acquired from Paulson & Co. Inc. (“Paulson”), Enzymotec’s largest shareholder, approximately 9.2% of the ordinary shares of Enzymotec Ltd. (“Enzymotec”), a company traded on NASDAQ (under the symbol ENZY), for an aggregate amount of approximately USD 24.2 million, reflecting a purchase price of USD 11.5 per share.

Upon completion of the transaction, Frutarom holds approximately 19.13% of Enzymotec’s issued and outstanding shares at a total investment of approximately USD 42.3 million, which reflects an average price of USD 9.61 per share.

Frutarom intends as soon as possible to make a full and special tender offer for the acquisition of Enzymotec’s entire issued and outstanding shares which it does not currently own for a price of USD 11.5 per share.

In addition, on August 23, 2017, Frutarom entered into a support agreement with Paulson, under which Paulson undertook, subject to conditions specified in the agreement, to support the tender offer and to tender to Frutarom the entire balance of the Enzymotec shares it holds, which constitutes approximately 9.2% of Enzymotec’s outstanding shares.

Enzymotec develops, produces and markets innovative bio-active ingredients based on lipids to the food additive, health, medical foods and baby formula industries. Frutarom believes that some of Enzymotec’s know-how, research & development and products are of interest and are relevant to Frutarom’s core businesses.

Ori Yehudai, President and CEO of Frutarom Group, said today: “We took another significant step in entering an investment in Enzymotec after acquiring 9.2% of Enzymotec’s shares, approximately half the stake held by Paulson, its largest shareholder, who also agreed to support a full tender offer for Enzymotec shares which we intend to make shortly and to sell under that framework their remaining 9.2% stake. We view the investment in Enzymotec as an important long-term strategic investment for Frutarom assuming we can bring about a significant change in Enzymotec’s business strategy and its implementation.”

Following is the full immediate report issued today by Frutarom on this subject:

Frutarom Industries Ltd. (“Frutarom” or “the Company”) hereby announces having acquired through a subsidiary from Paulson & Co. Inc. (“Paulson”) 2,102,990 shares in Enzymotec Ltd. (“Enzymotec”), an Israeli company traded on NASDAQ (under the symbol ENZY) for the overall amount of approximately USD 24.2 million, reflecting a price of USD 11.5 per share. As of the date of this announcement, Frutarom holds approximately 19.13%1 of Enzymotec’s issued and paid-up share capital. The Company has financed the investment from its working capital and existing credit facilities.

The Company also announces its intention to make a full and special tender offer (as in the meaning of these terms in Israel’s Companies’ Law 5759-1999 (“the Companies’ Law”) in cash (“the Tender Offer”), through a subsidiary, for the acquisition of Enzymotec’s entire issued and paid-up share capital which it does not hold for an offered price of USD 11.5 per share, without interest and less any required withholding tax (“Price per Share”), and all in accordance with the Companies’ Law and regulations applying to Enzymotec under the laws prevailing in the United States. To be clear, the Tender Offer has not yet been issued as of the date of this report. Frutarom estimates that, assuming all of Enzymotec’s shareholders offer the shares they own, the amount for purchasing the shares in the framework of the Tender Offer is USD 213.43 million. Frutarom will finance the Tender Offer from its working capital and bank financing.

The Price per Share of this Tender Offer reflects: (a) the highest closing price for Enzymotec shares in the last 3 years; (b) a premium of approximately 95% over the closing price of Enzymotec shares on December 9, 2016, the last trading day on NASDAQ before Frutarom first began purchasing Enzymotec shares on NASDAQ; (c) a premium of approximately 46% over the average closing price of Enzymotec shares during the 12 month period ended August 23, 2017; (d) a premium of approximately 36% over the closing price of Enzymotec shares on July 31, 2017, the last trading day prior to the date on which Frutarom announced having become an interested party in Enzymotec; and (e) a premium of approximately 4.5% over the closing price of Enzymotec shares on August 23, 2017, the last trading day prior to the date of this report.

In addition, on August 23, 2017 Frutarom entered into a tender and support agreement with Paulson (“the Support Agreement”), under which Paulson agreed, among other things, to support the Tender Offer (insofar as it is issued by October 8, 2017) and sell to the Company, in the framework of the Tender Offer, all of the shares it holds in Enzymotec or are held by funds and accounts under its management (2,102,990 shares as of today) (“the Included Shares”). It was agreed between the sides, among other things, that Paulson shall not perform certain actions as specified in the Support Agreement or enter into arrangements constituting or likely to lead to a Takeover Proposal as defined in the agreement or perform dispositions of the Included Shares

1 Includes 83,799 shares purchased during trading on NASDAQ for USD 844,133.

Within the framework of the Support Agreement Frutarom agreed that should the Tender Offer succeed and the price paid therein will be greater than the price per share, then Frutarom shall pay Paulson an additional sum in the amount of the difference for each share it acquired prior to announcing the Tender Offer (the above specified 2,102,990 shares). In the Support Agreement it was also specified that in the case where a third party unrelated to Paulson offers Enzymotec a “Superior Tender Offer” as defined in the Support Agreement and Frutarom refuses to meet this offer or to tender a more favorable offer, Paulson shall be entitled to rescind its agreement to sell the Included Shares and the Support Agreement shall come to an end.

The Support Agreement shall also come to an end under any of the following circumstances: (a) the end, expiration or cancellation of the Tender Offer without shares having been acquired on its account; (b) if Frutarom does not announce the Tender Offer by October 8, 2017; or (c) if the Tender Offer is not completed including payment of consideration on its account by December 29, 2017. To clarify, even in the case of the Support Agreement being revoked, the acquisition of the 2,102,990 shares by Frutarom as stated above shall not be reversed.

Enzymotec develops, produces and markets innovative bio-active ingredients based on lipids to the food additive, health, medical foods and baby formula industries. In Frutarom’s estimation, some of Enzymotec’s know-how, research & development and products also pose an interest and are relevant to Frutarom’s core businesses. Frutarom views its investment in Enzymotec as a long term and strategic investment should a significant shift occur in Enzymotec’s business strategy and its implementation.

For information on the Company’s previous investments in Enzymotec, see the Company’s immediate reports from August 1 and August 4, 2017.

The information on the intention of announcing a tender offer and on Frutarom’s plans contains forward-looking statements as defined in Israel’s Securities Law which could fail to materialize, in full or in part, or materialize in a materially different manner than expected, as a result of unexpected developments that are not necessarily under the Company’s control and/or resulting from the realization of any of the risk factors as outlined in section 41 of Chapter A of its annual report.

Contact Details:

ir@frutarom.com +972-9-9603800

About Frutarom:

Frutarom (LSE: FRUT, TASE: FRUT) is a leading global company operating in the global flavors and natural fine ingredients markets. Frutarom has significant production and development centers on all six continents and markets and sells over 60,000 products to more than 30,000 customers in over 150 countries. Frutarom’s products are intended mainly for the food and beverages, flavor and fragrance extracts, pharmaceutical, nutraceutical, health food, functional food, food additives and cosmetics industries.

Frutarom, which employs approximately 5,000 people worldwide, has 2 main core activities:

•	The Flavors Activity which develops, produces and markets flavor compounds and food systems;

•	The Specialty Fine Ingredients Activity, which develops, produces and markets natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, natural algae-based biotechnical products, natural food colors, natural antioxidants that provide solutions for natural food protection, aroma compounds, essential oils and unique citrus products. The Specialty Fine Ingredients products are sold primarily to the food and beverages, flavor and fragrance, pharmaceutical/nutraceutical, cosmetics and personal care industries.

Frutarom’s products are produced at its plants in the US, Canada, the UK, Ireland, Switzerland, Germany, Belgium, Italy, Spain, France, Slovenia, Poland, Russia, Turkey, Israel, South Africa, Morocco, China, India, Mexico, Guatemala, Peru, Chile, Brazil and New Zealand. The Company’s global marketing organization encompasses branches in Israel, the US, Canada, the UK, Ireland, Austria, Switzerland, Germany, Slovenia, Belgium, the Netherlands, Denmark, France, Italy, Spain, Hungary, Romania, Russia, Ukraine, Poland, Kazakhstan, Belarus, Turkey, Brazil, Mexico, Guatemala, Costa Rica, Peru, Chile, South Africa, China, Japan, Hong Kong, India, Indonesia and New Zealand. The Company also works through local agents and distributors throughout the world. For further information, please visit the Company’s website at: www.frutarom.com.